Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Unit B2, 431 Roberts Rd, Subiaco WA 6008

Tel: + 618 (08) 6313 3975
Fax: + 618 (08) 6270 6339
Email: invest@missionnewenergy.com
Website: www.missionnewenergy.com

23 November 2012
ASX ANNOUNCEMENT

RESULTS OF RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

Mission NewEnergy Limited advises that at the Annual General Meeting held today, all the resolutions put to the members were passed on a show of hands.

Set out below is a summary of proxy votes exercisable by all proxies validly appointed in relation to each resolution.

	For	Against	Abstain	Proxy Holder's Discretion
Resolution 1 – Adoption of remuneration report	5,742,958	1,057,910	416	6,481
Resolution 2 – Re-Election of Director – Arun Bhatnagar	4,317,105	1,087,610	2,254	6,481
Resolution 3 - Re-Election of Director - Admiral (Ret) Tan Sri Dato' Sri Mohd Anwar Bin Haji Mohd Nor	4,314,145	1,090,570	2,254	6,481
Resolution 4 – Appointment of Auditor	6,590,818	1,016,370	41,104	6,481
Resolution 5 – Ratification of prior issue - shares	2,928,823	1,019,572	40,714	6,481
Resolution 6 – Approval of 10% placement facility	4,350,645	1,055,582	742	6,481

Yours faithfully

Guy Burnett
Company Secretary